Exhibit 3.1

PROPOSED FIRST AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PROGRESS ACQUISITION CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

PROGRESS ACQUISITION CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Progress Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 23, 2020. An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 8, 2021 (the “Amended and Restated Certificate of Incorporation”). Certificates of correction to the Amended and Restated Certificate of Incorporation were filed in the office of the Secretary of State of the State of Delaware on March 12, 2021 and October 7, 2022.

2.	This First Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.	This First Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section SIXTH (F) is hereby amended and restated to read in full as follows:

F. In the event that the Corporation does not consummate a Business Combination by 27 months after the consummation of the IPO (or such earlier date as determined by the Corporation’s board of directors) (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) for a full business day on such date, the next date upon which the Office of the Delaware Division of Corporations shall be open for business for a full business day) (the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, less any interest for any income or other taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, Progress Acquisition Corp. has caused this First Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 27th day of October 2022.

PROGRESS ACQUISITION CORP.

By:	/s/ David Arslanian
Name:	David Arslanian
Title:	President and Chief Executive Officer